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                            September 7, 2023

       Xianchang Ma
       Chief Executive Officer and Chief Financial Officer
       Tengjun Biotechnology Corp.
       East Jinze Road and South Huimin Road
       Food Industry Economic and Technology Development District
       Jianxiang County , Jining City
       Shandong Province, China

                                                        Re: Tengjun
Biotechnology Corp.
                                                            Form 8-K/A filed
September 5, 2023
                                                            Form 8-K filed
August 14, 2023
                                                            File No. 333-169397

       Dear Xianchang Ma:

               We have reviewed your September 5, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K/A filed September 5, 2023

       Item 4.02 - Non-reliance on Previously Issued Financial Statements or a Related Audit Report or
       Completed Interim Review

   1. We note that your auditor requested that you retrospectively restate your financial statements and make
corrections. Please amend your report to include all of the
                                                        information required by
Item 4.02(b) and (c) of Form 8-K, including disclosures of the following information:
                                                            Disclose the date
on which you were advised or notified by your auditor that
                                                             disclosure should
be made or action should be taken to prevent future reliance on your previously
issued financial statements;
                                                            Identify the
financial statements that should no longer be relied upon;
                                                            Provide your
auditor with a copy of the disclosures you are making in response to
 Xianchang Ma
Tengjun Biotechnology Corp.
September 7, 2023
Page 2
              Item 4.02(b) of Form 8-K;
                Request that the auditor furnish to you a letter addressed to the Commission stating whether the auditor agrees with the statements made by you in your Form 8-K/A and, if not, stating the respects in which it does not agree; and
                File the auditor   s letter as an exhibit to the Form 8-K/A no
later than two business
              days after your receipt of the letter.

       You may contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.



FirstName LastNameXianchang Ma                               Sincerely,
Comapany NameTengjun Biotechnology Corp.
                                                             Division of
Corporation Finance
September 7, 2023 Page 2                                     Office of
Manufacturing
FirstName LastName